SCHEDULE 13D

NAME OF ISSUER:  ORION HEALTHCORP, INC.

TITLE OF CLASS OF SECURITIES:  CLASS B COMMON STOCK

CUSIP NUMBER:  OHN-B-1

AUTHORIZED PERSON: THOMAS M. O?NEAL, CPA 1900 WEST LOOP SOUTH, SUITE 2250 HOUSTON, TX 77027 PHONE NUMBER: 713-621-4700 EXT.13

DATE OF EVENT:  DECEMBER 19, 2004

1.	NAMES OF REPORTING PERSONS:  ROBERT & MARGEE HELMS FAMILY PARTNERSHIP,
LTC.

2.	SOURCE OF FUNDS:  PF

3.	CITIZENSHIP OR PLACE OF ORGANIZATION:  TEXAS, USA

4.	SOLE VOTING POWER:  940,740

5.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  940,740

6.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW:  10%

7.	TYPE OF REPORTING PERSON:  PN